     Attention Business/Financial Editors:

     Hurricane Hydrocarbons Ltd. Fourth Quarter and Year 2002 Financial Results

     CALGARY, March 4 /CNW/ — Hurricane Hydrocarbons Ltd. (“Hurricane”, the “Corporation” or the “Company”) announces its financial results for the three months ending December 31, 2002 and for the year ended December 31, 2002. All amounts are expressed in U.S. dollars unless otherwise indicated.

HIGHLIGHTS:

•	Record production, a 35% increase in average daily production to 135,842 bopd from 100,877 bopd in 2001

•	Fourth quarter 2002 earnings and cash flow increased by 90% and 71% respectively over the same period in 2001

•	Replaced 2002 production of 49.6 million barrels by 120%

•	KAM pipeline project on schedule to be commissioned at the end of the second quarter of 2003

•	Exploration success at North Nurali

•	Significant reduction in Mazut yield at the Shymkent refinery

•	Commenced trading on the New York Stock Exchange

•	Successful debt refinancing announced early in 2003

FINANCIAL HIGHLIGHTS:

	Three Months ended		Year ended
	December 31		December 31

	2002	2001	2002	2001

	(in millions of US$ except per share amounts)
Gross Revenue	249.9	128.2	814.7	603.0
Net income	45.1	23.0	162.6	169.3
Per share (basic)	0.56	0.29	2.01	2.12
Per share (diluted)	0.54	0.27	1.93	2.02
Cash flow	56.4	33.0	216.8	200.3
Per share (basic)	0.70	0.41	2.68	2.51
Per share (diluted)	0.67	0.39	2.57	2.39
Weight Average Shares Outstanding
Basic	80,291,859	80,060,448	80,853,597	79,807,038
Diluted	83,572,269	83,940,921	84,200,536	83,649,160
Shares Outstanding at End of Period	78,956,875	80,103,784	78,956,875	80,103,784

     The Company announces fourth-quarter 2002 net income of $45.1 million ($0.56 per share) compared with $23.0 million ($0.29 per share) for the same period in 2001. Cash flow for the fourth quarter of 2002 was $56.4 million ($0.70 per share) versus $33.0 million ($0.41 per share) for the same period in 2001.

     For the year ended December 31, 2002, net income was $162.6 million ($2.01 per share) compared with net income of $169.3 million ($2.12 per share) in 2001.

     The Company had near record net income, the second best in Company history. With the Company’s significant increase in non-FCA sales as compared to 2001, there was an increase of approximately 1.6 million barrels of inventory as non-FCA sales were incomplete at year end. This led to the deferral of an estimated $13 million of net income (or $0.16 pre share) into 2003.

     Cash flow for 2002 was $216.8 million ($2.68 per share) compared with $200.3 million for 2001. Capital expenditures in 2002 were $140 million, up 36% from the $103 million spent in 2001.

     In January 2003, Hurricane announced its capital expenditure program of $167 million for 2003, an increase of 19% from 2002 and that 2003 average production is targeted to be 165,000 bopd, an increase of 22% from the 2002 average production.

     In addition, the Company also announced a successful refinancing of its debt with the signing of a new four year credit facility and a seven year Eurobond.

UPSTREAM OPERATIONS REVIEW

     Production

     Hurricane increased production by 35% to 49.6 million barrels or an average of 135,842 barrels per day (“bopd”) in 2002 compared to 36.8 million barrels or 100,877 bopd in 2001. In the fourth quarter of 2002, Hurricane’s production was 14.7 million barrels or 158,504 bopd an increase of 11% from third quarter production of 13.2 million barrels or 143,175 bopd. The year-end exit rate was 163,688 bopd.

     Production increases were recorded in all fields. Key contribution fields were: South Kumkol (up 9,760 bopd), Kumkol South (7,141 bopd), Kumkol North (up 6,934 bopd) and the KAM fields (up 8,314 bopd). The optimization of artificial lift enhanced the performance of South Kumkol, and continued development drilling in Kumkol North led to these increases. Other production increases resulted from additional development drilling and production facility enhancements.

     Production from the KAM (Kyzylkiya, Aryskum and Maibulak) field complex increased 3-fold from 3,781 bopd in 2001 to 12,095 bopd. In particular the Aryskum field performance was dramatically improved by wellwork and surface facilities improvements. These results confirm the quality of the KAM fields, reflected by increased reserves in the independent assessment by McDaniels and Associates. Production will increase to 22,000 bopd in 2003 as the development program continues.

     It is anticipated that production for year 2003 will, on average, increase by 22% to 165,000 bopd. This includes Hurricane’s 50% share of production from its joint ventures Kazgermunai and Turgai Petroleum.

     Hurricane currently has eight service rigs in operation throughout the producing fields that are contributing to the enhancement of daily production. These rigs are conducting artificial lift pump replacements and installments, as well as zonal isolations, recompletions and workovers.

     Kumkol Fields Facilities

     Expanding existing production infrastructure and facilities optimization were the key events which occurred in 2002 that led to increased production in these fields. The Kumkol Central Processing Facility (“CPF”) alone is capable of handling 260,000 barrels of fluid per day and with new Kumkol field production facilities the total fluid handling capacity is currently upwards of 290,000 barrels of fluid per day. Two new Kumkol South free water knockout facilities, commissioned in early October, relieve water handling issues at the CPF, thereby increasing total field processing capacity. A new water injection plant which went into operation in early 2002 has enhanced the pressure support to the Kumkol reservoirs allowing higher offtake production. The construction of new additional group processing stations, to be commissioned in June 2003, will again increase Kumkol production.

     KAM Pipeline

     In September 2002, construction of the 177 kilometer, 16-inch oil KAM pipeline commenced. This pipeline connects the Kumkol CPF and the new KAM fields to a new rail loading facility at Dzhusaly, South West of the fields negating some 1,300 kilometers of pipeline and rail transportation currently in use. This facility is scheduled for commissioning at the end of the second quarter of 2003. Once completed, the pipeline will be capable of initially transporting and loading into rail cars 140,000 bopd. As of March 1, 2003, the KAM pipeline and loading station project was 82% complete.

     Utilization of Associated Gas

     The 55 megawatt gas power plant at Kumkol is well underway and is on schedule for commissioning during the third quarter of 2003. This $35 million project will enable Hurricane to utilize associated produced gas and to establish a more reliable source of electricity. As of March 1, 2003, the project was 80% complete.

     Exploration

     In 2002, Hurricane drilled four exploration wells. Of the four drilled, two were successful and resulted in a new field discovery at North Nurali. These two wells confirmed and validated deeper stratigraphic productive horizons in the Company’s 260 D1 license area and potentially throughout the basin. Evaluation continues with 3D seismic underway in February 2003 with further well testing of existing wells and 3 new appraisal wells planned in 2003. In addition to the North Nurali wells, Hurricane intends to drill 3 exploration and appraisal wells. The first Nurali well will be spudded in the second quarter.

     Appraisal and Developments

     East Kumkol

     Two wells were drilled this year in addition to the three in 2001. Development plans with joint venture partner LUKoil are being compiled for submission to the authorities for approvals. Construction of simple single well facilities are planned in 2003.

     South Kumkol

     Water injection facilities were installed in 2002 to take advantage of the new infill wells, which had been drilled in 2001.

     KAM Fields

     The phased development program of the KAM complex consisting of the Kyzylkiya, Aryskum and Maibulak fields continued in 2002 with the drilling of 5 wells and the installation of additional surface facilities. Testing of Aryskum wells and the installation of additional heating equipment has enhanced the individual well rates significantly from an average of 450 bopd to 1,100 bopd. A successful re-entry of an idle Kyzylkiya well encountered commercial production from the Jurassic interval for the first time. A new appraisal well drilled and completed confirmed the lateral extension of the field evidenced by the 3D seismic and is currently producing over 1,400 bopd. Consequently, this infield drilling in Kyzylkiya has resulted in an increase in reserves. Road access to all fields is now complete. A 6-inch, 25 kilometer pipeline from Kyzylkiya to Aryskum, and an 8-inch, 21 kilometer pipeline from Aryskum to the KAM pipeline will be constructed and commissioned concurrently with the Kumkol to Dzhusaly KAM pipeline. These interfield pipelines will significantly reduce the transportation costs associated with trucking the KAM fields’ production to the Kumkol CPF.

     Production is anticipated to increase in 2003 in all KAM fields to approximately 22,000 bopd.

     Kumkol North

     In 2002, the development of the Turgai Petroleum operated Kumkol North field, progressed with the drilling of 54 wells. A free water knockout facility is under construction, which will alleviate the load on the Kumkol CPF.

     Kazgermunai

     The program of further development and production enhancement of the Akshabulak field, operated by Kazgermunai, required the installation of a new process facility in 2002. This development program has been delayed by our joint venture partners, pending assurances from the government of Kazakhstan on marketing and transportation issues. We are also engaged in trying to resolve certain disputes with our joint venture partners regarding the ongoing management and operation of the joint venture.

     Summarizing the drilling achievements for the year 2002, Hurricane participated in a total of 72 wells; 3 in South Kumkol, 2 in East Kumkol, 5 in KAM, 4 in Kazgermunai, 54 in Kumkol North and 4 exploration wells. This was down from the 127 wells projected mainly due to the curtailment of the Akshabulak full field development and the re-evaluation of the KAM field development drilling plan.

     Reserve Report

     Similar to previous years, Hurricane’s reserves have increased for a sixth year in a row. The independent assessment by McDaniel & Associates Consultants Ltd. gives increases in all categories.

     Total proved reserves have increased by 8.2 million barrels from 348.1 to 356.3 million barrels. Proved plus probable reserves have increased to 518.3 million barrels from 512.3 million barrels as of January 1, 2002. This represents a 116% and 112% replacement of 2002 production (49.6 million barrels) for the proved and proved plus probable categories respectively. Corresponding reserve life indices are 7.2 and 10.5 years.

     In addition, gas reserves of 4.1 million barrels oil equivalent (boe) are now recognized as the development plans for these reserves are underway by means of the new 55 megawatt power plant. Consequently, on a boe basis, the Company’s reserves have been replaced by 120% in the proved and probable category.

     McDaniels and Associates estimate that Hurricane’s proved plus probable plus possible reserves is now 745 million barrels. The possible category is a target that the Company will focus on as it continues to move more reserves into the proved category.

     Five year finding and development costs were $1.07/bbl for proved reserves.

DOWNSTREAM MARKETING, TRADING AND REFINING

     Crude Trading and Transportation

     Transportation of crude oil to the export market continues to remain the company’s largest single operating cost. As in 2002, Hurricane’s most important priority in 2003 is to improve its transportation logistics in order to maximize the company’s return from crude oil exports.

     Hurricane’s objective of selling a larger percentage of crude using non-FCA sales reaching end users has been realized. Non-FCA sales represented 39% of crude export sales in 2002. For the quarter ended December 31, 2002, 62% of the crude oil export sales were non-FCA sales. Through the use of non-FCA sales the Company can increase its understanding and control of transportation costs, ultimately leading to improved returns.

     The main objectives for 2003 are the following:

•	Transport crude via the KAM pipeline

•	Continue to pursue opportunities to transport crude via the CPC export pipeline

•	Further development of non-FCA sales and reduce transportation costs

•	Improve infrastructure (railcars, loading facilities)

•	Complete the Druzhba rail terminal to facilitate increased oil movements to China

•	Continue to develop joint marketing systems with the other producers of the Turgai basin

     Refinery Operations

     During 2002, the Shymkent refinery processed a total of 27.1 million barrels or 74,150 bopd compared to 26.3 million barrels or 72,107 bopd in 2001. Included in this production is 1.3 million barrels refined for third parties in 2002 and 5.4 million barrels in 2001.

     For the fourth quarter of 2002, the Shymkent Refinery processed a total of 7.1 million barrels or 77,068 bopd compared to 6.0 million barrels or 65,008 bopd in the same quarter of 2001. Included in this production is 0.3 million barrels refined for third parties in the fourth quarter of 2002 and 1.2 million barrels in the fourth quarter of 2001.

     The refinery continues to focus on the improvement of yields while minimizing the production of lower end and lower value products. For example, the production of mazut (heavy fuel oil) and a lower-end product has been reduced year over year. Mazut yield in 2002 averaged about 36% versus 40% in 2001. At the end of 2002 mazut yield was 36% versus 43% at the end of 2001. The improvement is attributed to capital improvement projects and process changes including the overhaul of the main tower internals that resulted in less fractionation overlap. The refinery also increased the mazut throughput of the visbreaker unit in 2002, reducing its pour point to produce additional amounts of light, higher value products.

     The Profit Improvement Program has nearly eliminated flaring and improved heater performance and fuel utilization. Further energy improvements will be implemented and it is anticipated this will lead to further profitability improvements.

     A successful annual maintenance refinery turnaround was completed in June 2002. All mandatory equipment was re-inspected and certified for continued operation by regulatory bodies.

     During 2002 work commenced on the Vacuum Distillation Unit. The project is expected to be completed by the third quarter of 2003. The Vacuum Distillation Unit will permit Shymkent refinery to produce Vacuum Gasoil (VGO) form Mazut. VGO is a much higher value product than mazut and is highly sought after by sophisticated refineries with catalytic cracking units where the VGO can be converted primarily to gasoline and diesel. This will substantially improve the economic yield of the Shymkent refinery by further reducing the volume of mazut produced.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

     A full MD&A is available on the Company’s website and can also be obtained on application from the Company.

     Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Sock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA.. The company’s website can be accessed at www.hurricane-hhl.com.

     The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

     This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

HURRICANE HYDROCARBONS LTD.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS, (DEFICIT)
FOR PERIODS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED

	Year	3 months	Year	3 months
	ended	ended	ended	ended
	Dec.31,	Dec.31,	Dec. 31,	Dec. 31,
	2002	2002	2001	2001

REVENUE
Crude oil	481,114	161,508	252,981	59,638
Refined products	322,037	85,425	328,958	64,183
Processing fees	2,661	549	11,338	2,715
Interest and other income	8,936	2,439	9,779	1,685

	814,748	249,921	603,056	128,221

EXPENSES
Production	60,596	18,927	41,231	11,550
Royalties and taxes	58,112	18,267	41,023	10,275
Transportation	163,801	63,670	50,237	16,019
Refining	21,721	4,114	20,562	5,956
Crude oil and refined product purchases	73,327	22,913	78,788	17,926
Selling	23,253	4,529	19,277	4,220
General and administrative	58,879	16,609	51,494	16,139
Interest and financing costs	35,473	9,395	19,530	7,404
Depletion and depreciation	45,088	16,024	34,254	9,636
Foreign exchange loss (gain)	2,233	462	1,453	1,017

	542,483	174,910	357,849	100,142

INCOME BEFORE UNUSUAL ITEMS	272,265	75,011	245,207	28,079

UNUSUAL ITEMS
Arbitration settlement (Note 16)	7,134	—	—	—
Defense costs related to potential takeover	—	—	5,546	(454)

INCOME BEFORE INCOME TAXES	265,131	75,011	239,661	28,533

INCOME TAXES (Note 12)
Current provision	100,808	36,102	79,679	12,302
Future income tax recovery	(313)	(6,625)	(11,285)	(7,586)

	100,495	29,477	68,394	4,716

NET INCOME BEFORE MINORITY INTEREST	164,636	45,534	171,267	23,817
MINORITY INTEREST	2,068	396	1,927	774

NET INCOME	162,568	45,138	169,340	23,043
(DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR	(66,366)	48,877	(18,887)	(82,318)
Normal Course Issuer Bid	(17,350)	(15,186)	—	—
Common share dividends	—	—	(209,168)	542
Premium on redemption of series 5 warrants	—	—	(7,626)	(7,626)
Preferred share dividends	(31)	(8)	(25)	(7)

RETAINED EARNINGS (DEFICIT), END OF YEAR	78,821	78,821	(66,366)	(66,366)

BASIC NET INCOME PER SHARE (Note 13)	2.01	0.56	2.12	0.29

DILUTED NET INCOME PER SHARE (Note 13)	1.93	0.54	2.02	0.27

HURRICANE HYDROCARBONS LTD.

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	2002	2001

ASSETS
CURRENT
Cash and cash equivalents (Note 4)	74,796	64,812
Accounts receivable (Note 5)	92,431	52,287
Inventory (Note 6)	40,529	29,946
Prepaid expenses (Note 7)	44,594	17,319
Current portion of future income tax asset	9,049	5,766

	261,399	170,130
Deferred charges	5,321	3,408
Future income tax asset	24,529	29,444
Long term investments	—	40,000
Property plant and equipment	405,479	332,896

TOTAL ASSETS	696,728	575,878

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 8)	96,076	48,758
Short term debt (Note 9)	25,947	52,557
Prepayments for crude oil and refined products	3,540	7,422

	125,563	108,737
Long-term debt (Note 10)	266,603	281,175
Provision for future site restoration costs	4,167	3,148
Future income tax liability	17,015	24,988

	413,348	418,048

Minority interest	10,753	25,599
Preferred shares of subsidiary	83	91
COMMITMENTS AND CONTINGENCIES (Note 16)
SHAREHOLDERS’ EQUITY
Share capital	193,723	198,506
Retained earnings (deficit)	78,821	(66,366)

	272,544	132,140

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	696,728	575,878

HURRICANE HYDROCARBONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR PERIODS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	Year	3 months	Year	3 months
	ended	ended	ended	ended
	Dec. 31,	Dec.31,	Dec.31,	Dec. 31,
	2002	2002	2001	2001

OPERATING ACTIVITIES
Net income	162,568	45,138	169,340	23,043
Items not affecting cash:
Depletion and depreciation	45,088	16,024	34,254	9,636
Loss on disposition of assets	3,360	607	—	—
Accrued interest on Kazgermunai debt	3,016	819	5,679	998
Minority interest	2,068	396	1,927	774
Other non-cash charges	1,007	21	434	6,158
Future income tax	(313)	(6,625)	(11,285)	(7,586)

Cash flow	216,794	56,380	200,349	33,023
Changes in non-cash operating working capital items (Note 15)	(34,566)	(3,018)	(48,396)	(838)

Cash flow from operating activities	182,228	53,362	151,953	32,185

FINANCING ACTIVITIES
Short term debt	(26,610)	(45,331)	51,557	2,079
Common share dividends	—	—	(31,830)	—
Redemption of series 5 warrants	—	—	(9,425)	—
Redemption of series 5 corresponding convertible securities	—	—	(3,878)	(3,878)
Purchase of common shares (Note 11)	(23,549)	(20,483)	—	—
Long term debt (Note 15)	(17,658)	(34,272)	(8,258)	30,097
Deferred charges paid	(2,850)	(2,850)	(2,520)	(2,520)
Proceeds from issue of share capital, net of share issuance costs	1,417	677	685	194
Preferred share dividends	(31)	(8)	(25)	(7)

Cash flow used in (from) financing activities	(69,281)	(102,267)	(3,694)	25,965

INVESTING ACTIVITIES
Capital expenditures	(140,102)	(38,543)	(102,732)	(52,636)
Long term investment	40,000	—	(40,000)	(40,000)
Acquisition of HOP, net of cash acquired	(2,853)	—	—	52
Purchase of preferred shares of subsidiary	(8)	(2)	(13)	(2)

Cash flow used in investing activities	(102,963)	(38,545)	(142,745)	(92,586)

INCREASE (DECREASE) IN CASH	9,984	(87,450)	5,514	(34,436)

CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	64,812	162,246	59,298	99,248

CASH AND CASH EQUIVALENTS END OF YEAR	74,796	74,796	64,812	64,812

HURRICANE HYDROCARBONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIODS ENDED DECEMBER 31,
(EXPRESSED IN UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS EXCEPT WHERE INDICATED OTHERWISE)
UNAUDITED

1 SIGNIFICANT ACCOUNTING POLICIES

     The Consolidated Financial Statements of Hurricane Hydrocarbons Ltd. (“Hurricane” or the “Corporation”) have been prepared by management in accordance with generally accepted accounting principles in Canada. Certain information and disclosures normally required to be included in the notes to the annual financial statements has been omitted or condensed. The Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Hurricane’s Annual Report for the years ended December 31, 2001 and 2000. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2001, except as described below.

     Effective January 1, 2001, the Corporation adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to net income per share. Under this new standard, the treasury stock method is used to determine the dilutive effect of all potential common share issues. Only “in the money” dilutive instruments impact the calculation of diluted net income per share. The comparative diluted net income per share amounts for the year ended December 31, 2000 have been restated, as follows, to give effect to the new recommendation.

	Reported	As Restated

Diluted net income per share	1.92	2.12

     Effective January 1, 2002 the Corporation adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to stock-based compensation. This new standard requires the disclosure of the impact on net income and net income per share of using the fair value method of accounting for stock options issued to employees on or after January 1, 2002. (please refer to Note 11).

     Effective January 1, 2002 the Corporation adopted the amended recommendation of the Canadian Institute of Chartered Accountants with respect to accounting for foreign currency translation. All exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income. As at December 31, 2002 the adoption of this amended standard has no impact on the consolidated financial statements.

     The presentation of certain accounts for previous periods has been changed to conform to the presentation adopted for the current period.

2 SEGMENTED INFORMATION

     Following the acquisition of HOP in 2000, the Corporation became an integrated oil and gas company. All of the commercial activity of the Corporation is concentrated in the Republic of Kazakhstan in Central Asia. On a primary basis the business segments are:

•	Upstream comprising the exploration, development and production of crude oil and natural gas.

•	Downstream comprising refining and the marketing of refined products and the management of the marketing of crude oil.

     The accounting policies of the operating segments are the same as those described in Note 1. Identifiable assets are those used in the operation of the segment.

     The consolidated tax impact of non-deductible interest expense of $7.5 million for the year ended December 31, 2002 ($3.2 million — 2001 and $5.4 million — 2000) has been allocated to Corporate.

     The consolidated tax impact of corporate non-deductible interest expense of $1.2 million for the quarter ended December 31, 2002 ($1.7 million — for the quarter ended December 31, 2001) was allocated to Corporate.

	Year ended December 31, 2002

	Upstream	Downstream	Corporate	Consolidated

REVENUE
Crude oil	481,114	—	—	481,114
Refined products	93,896	228,141	—	322,037
Processing fees	—	2,661	—	2,661
Interest and other income	5,892	979	2,065	8,936

	580,902	231,781	2,065	814,748

EXPENSES
Production	60,596	—	—	60,596
Royalties and taxes	57,535	577	—	58,112
Transportation	163,791	10	—	163,801
Refining	4,197	17,524	—	21,721
Crude oil and refined product purchases	36,588	36,739	—	73,327
Selling	11,493	11,760	—	23,253
General and administrative	37,093	17,216	4,570	58,879

	Year ended December 31, 2002

	Upstream	Downstream	Corporate	Consolidated

Interest and financing costs	9,023	1,514	24,936	35,473
Depletion and depreciation	31,647	13,347	94	45,088
Foreign exchange loss	1,024	995	214	2,233

	412,987	99,682	29,814	542,483

INCOME (LOSS) BEFORE UNUSUAL ITEMS	167,915	132,099	(27,749)	272,265

UNUSUAL ITEM
Arbitration settlement	7,134	—	—	7,134

INCOME BEFORE INCOME TAXES	160,781	132,099	(27,749)	265,131

INCOME TAXES
Current provision	64,500	26,463	9,845	100,808
Future income tax	(11,039)	10,726	—	(313)

	53,461	37,189	9,845	100,495
MINORITY INTEREST	—	2,068	—	2,068

NET INCOME	107,320	92,842	(37,594)	162,568

INTERSEGMENT REVENUE	112,754	37,744	—	—

     Included in the upstream crude oil revenue is sales to one customer in the amount of $103.0 million, representing more than 10% of revenue.

	3 months ended December 31, 2002

	Upstream	Downstream	Corporate	Consolidated

REVENUE
Crude oil	161,508	—	—	161,508
Refined products	5,910	79,515	—	85,425
Processing fees	—	549	—	549
Interest and other income	1,449	224	766	2,439

	168,867	80,288	766	249,921

EXPENSES
Production	18,927	—	—	18,927
Royalties and taxes	17,842	425	—	18,267
Transportation	63,660	10	—	63,670
Refining	90	4,024	—	4,114
Crude oil and refined product purchases	15,782	7,131	—	22,913

	3 months ended December 31, 2002

	Upstream	Downstream	Corporate	Consolidated

Selling	795	3,734	—	4,529
General and administrative e	12,108	5,401	(900)	16,609
Interest and financing costs	2,728	349	6,318	9,395
Depletion and depreciation	11,484	4,516	24	16,024
Foreign exchange loss	140	235	87	462

	143,556	25,825	5,529	174,910

INCOME BEFORE INCOME TAXES	25,311	54,463	(4,763)	75,011

INCOME TAXES
Current provision	22,085	11,928	2,089	36,102
Future income tax	(13,642)	7,017	—	(6,625)

	8,443	18,945	2,089	29,477
MINORITY INTEREST	—	396	—	396

NET INCOME	16,868	35,122	(6,852)	45,138

INTERSEGMENT REVENUE	41,294	2,600	—	—

     Included in the upstream crude oil revenue is sales to one customer in the amount of $25.4 million, representing more than 10% of revenue.

	Year ended December 31, 2001

	Upstream	Downstream	Corporate	Consolidated

REVENUE
Crude oil	250,947	2,034	—	252,981
Refined products	15,656	313,302	—	328,958
Processing fees	—	11,338	—	11,338
Interest and other income	9,126	91	562	9,779

	275,729	326,765	562	603,056

EXPENSES
Production	41,231	—	—	41,231
Royalties and taxes	41,023	—	—	41,023
Transportation	50,237	—	—	50,237
Refining	—	20,562	—	20,562
Crude oil and refined product purchases	—	78,788	—	78,788
Selling	5,621	13,656	—	19,277
General and administrative	28,024	17,906	5,564	51,494
Interest and financing costs	7,815	1,029	10,686	19,530

	Year ended December 31, 2001

	Upstream	Downstream	Corporate	Consolidated

Depletion and depreciation	24,116	9,764	374	34,254
Foreign exchange loss (gain)	342	1,478	(367)	1,453

	198,409	143,183	16,257	357,849

INCOME (LOSS) BEFORE UNUSUAL ITEMS	77,320	183,582	(15,695)	245,207

UNUSUAL ITEM
Defense costs related to potential takeover	—	—	5,546	5,546

INCOME BEFORE INCOME TAXES	77,320	183,582	(21,241)	239,661

INCOME TAXES
Current provision	57,589	16,299	5,791	79,679
Future income tax	(38,730)	27,445	—	(11,285)

	18,859	43,744	5,791	68,394
MINORITY INTEREST	—	1,927	—	1,927

NET INCOME	58,461	137,911	(27,032)	169,340

INTERSEGMENT REVENUE	170,911	22,942	—	—

     Included in the upstream crude oil revenue is sales to one customer in the amount of $99.5 million representing more than 10% of revenue.

	3 months ended December 31, 2001

	Upstream	Downstream	Corporate	Consolidated

REVENUE
Crude oil	59,628	10	—	59,638
Refined products	7,739	56,444	—	64,183
Processing fees	—	2,715	—	2,715
Interest and other income	2,233	(571)	23	1,685

	69,600	58,598	23	128,221

EXPENSES
Production	11,550	—	—	11,550
Royalties and taxes	10,275	—	—	10,275
Transportation	16,019	—	—	16,019
Refining	—	5,956	—	5,956
Crude oil and refined product purchases	—	17,926	—	17,926
Selling	1,288	2,932	—	4,220
General and administrative	10,523	3,114	2,502	16,139

	3 months ended December 31, 2001

	Upstream	Downstream	Corporate	Consolidated

Interest and financing costs	1,678	215	5,511	7,404
Depletion and depreciation	6,949	2,593	94	9,636
Foreign exchange loss (gain)	(97)	1,159	(45)	1,017

	58,185	33,895	8,062	100,142

INCOME (LOSS) BEFORE UNUSUAL ITEMS	11,415	24,703	(8,039)	28,079

UNUSUAL ITEM
Defense costs related to potential takeover	—	—	(454)	(454)

INCOME BEFORE INCOME TAXES	11,415	24,703	(7,585)	28,533

INCOME TAXES
Current provision	4,141	5,097	3,064	12,302
Future income tax	(4,762)	(2,824)	—	(7,586)

	(621)	2,273	3,064	4,716
MINORITY INTEREST	—	774	—	774

NET INCOME	12,036	21,656	(10,649)	23,043

INTERSEGMENT REVENUE	27,620	9,916	—	—

     Included in the upstream crude oil revenue is sales to one customer in the amount of $21 million representing more than 10% of revenue.

	As at December 31, 2002

	Upstream	Downstream	Corporate	Consolidated

Total assets	493,920	169,071	33,737	696,728
Total liabilities	148,247	36,859	228,242	413,348
Capital expenditures	131,875	8,227	—	140,102

	As at December 31, 2001

	Upstream	Downstream	Corporate	Consolidated

Total assets	321,685	215,166	39,027	575,878
Total liabilities	163,263	50,288	204,497	418,048
Capital expenditures	100,259	9,332	616	110,207

3 JOINT VENTURES

     The Corporation has the following interests in two joint ventures:

a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), formerly Kumkol Lukoil CJSC, which operates the northern part of the Kumkol field in Kazakhstan.

b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nuraly and Aksai. From November 28, 2000 Hurricane assumed a more active role in the management of Kazgermunai. As a result, the Corporation commenced to account for their interest by way of proportionate consolidation from that date.

     As at November 28, 2000 the Corporation’s share of the net assets of Kazgermunai was as follows:

Working capital, including cash of $16.6 million	18,171
Fixed assets	63,172
Long term debt	(81,343)

Total net assets	—

     Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full. The long-term debt is non-recourse to the Corporation (as more fully disclosed in Note 10).

     The Corporation’s interests in these joint ventures have been accounted for using the proportionate consolidation method. Under this method, the Corporation’s balance sheets, statements of income, retained earnings and deficit and cash flows incorporate the Corporation’s share of income, expenses, assets, liabilities and cash flows of these joint ventures.

     The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures and before consolidation eliminations:

	12 months ended December 31, 2002

	Turgai	Kazgermunai	Total

Cash	307	2,854	3,161
Current assets, excluding cash	14,248	14,743	28,991
Capital assets, net	41,602	58,853	100,455
Current liabilities	24,909	4,798	29,707
Long term debt	—	45,231	45,231
Revenue	72,938	48,284	121,222
Expenses	47,241	37,431	84,672
Net income	25,697	10,853	36,550
Cash flow from operating activities	25,420	19,264	44,684
Cash flow used in financing activities	—	(15,83)	(15,837)
Cash flow used in investing activities	(26,613)	(12,089)	(38,702)

	3 months ended December 31, 2002

	Turgai	Kazgermunai	Total

Revenue	20,143	15,262	35,405
Expenses	15,938	10,958	26,896
Net income	4,205	4,304	8,509
Cash flow from operating activities	15,654	7,648	23,302
Cash flow used in financing activities	—	(17,454)	(17,454)
Cash flow used in investing activities	(19,211)	(4,805)	(24,016)

     The revenue for the year ended December 31, 2002 includes $55 million of crude oil sales made by Turgai and $6.3 million of crude oil sales made by

Kazgermunai to Downstream. These amounts were eliminated on consolidation.

     The revenue for the 3 months ended December 31, 2002 includes $20.6 million of crude oil sales made by Turgai and $0.5 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

	12 months ended December 31, 2001

	Turgai	Kazgermunai	Total

Cash	1,500	11,516	13,016
Current assets, excluding cash	7,426	12,728	20,154
Capital assets, net	19,394	55,031	74,425
Current liabilities	16,899	5,598	22,497
Long term debt	—	61,068	61,068
Revenue	67,819	49,803	117,622
Expenses	31,758	39,092	70,850
Net income	36,061	10,711	46,772
Cash flow from operating activities	43,748	18,227	61,975
Cash flow used in financing activities	(50,000)	(20,980)	(70,980)
Cash flow used in investing activities	(13,330)	(4,386)	(17,716)

	3 months ended December 31, 2001

	Turgai	Kazgermunai	Total

Revenue	15,201	12,051	27,252
Expenses	11,795	8,778	20,573
Net income	3,406	3,273	6,679
Cash flow from operating activities	36,364	2,409	38,773
Cash flow used in financing activities	(32,000)	(662)	(32,662)
Cash flow used in investing activities	(8,185)	(1,748)	(9,933)

     The revenue for the year ended December 31, 2001 includes $52.9 million of crude oil sales made by Turgai and $2.6 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

     The revenue for the 3 months ended December 31, 2001 includes $11.7 million of crude oil sales made by Turgai and $1.4 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

4 CASH AND CASH EQUIVALENTS

     As at December 31, 2002 cash and cash equivalents included $5.7 million of cash dedicated to a margin account for the hedging program (Note 14), which was subsequently released when the Corporation entered into a new facility agreement (Note 17). There were no restrictions on cash as at December 31, 2001.

5 ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

	2002	2001

Trade	61,085	22,724
Value added tax recoverable	1,718	10,153
Due from Turgai	17,357	9,206
Other	12,271	10,204

	92,431	52,287

6 INVENTORY

     Inventory consists of the following:

	2002	2001

Refined products	6,458	11,348
Crude oil purchased	7,413	—
Crude oil produced	7,837	2,584
Materials and supplies	18,821	16,014

	40,529	29,946

7 PREPAID EXPENSES

	2002	2001

Advances for services and equipment	23,722	14,788
Prepayment of transportation for crude oil sales	17,210	1,104
Prepayment for pipeline tariff	3,662	1,427

	44,594	17,319

8 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001

Trade	67,167	38,258
Royalties	15,929	7,312
Income taxes	4,729	1,823
Other	8,251	1,365

	96,076	48,758

9 SHORT TERM DEBT

	2002	2001

Working capital facilities	14,947	42,557
Current portion of term facilities	—	4,000
Joint venture loan payable	11,000	6,000

	25,947	52,557

     The working capital facilities are revolving, for terms of 1 to 8 years, are secured and have interest rates ranging from Libor plus 3.5% per annum to 14% per annum.

10 LONG TERM DEBT

     Long-term debt is represented by:

	2002	2001

12% Notes	208,210	190,880
Kazgermunai debt	45,231	61,068
Term facility	—	16,000
HOP bonds	13,162	13,227

	266,603	281,175

     12% Notes

     The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes (“Notes”) issued on August 3, due in 2006. These Notes are unsecured, bear interest at the rate of 12% per annum payable semi-annually on August 3 and February 3 and mature on August 4, 2006. The Notes are redeemable at the Corporation’s option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes has the right, upon the occurrence of a change in control, to require the Company to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

     Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.8 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $0.9 million of these Notes on the market in 2001 and subsequently sold all of the Notes except for $0.4 million of the Notes, which were cancelled. On February 3, 2003 these Notes were redeemed (Note 17).

     The issue costs related to the Notes of $1.4 million as at December 31, 2002 ($1.8 million as at December 31, 2001), and discount on sale of Notes of $1.1 million as at December 31, 2002 ($0.9 million as at December 31, 2001) are recorded as deferred expense and are amortized over the term of the Notes.

     Long term debt of Kazgermunai

     The Kazgermunai debt is non-recourse to the Corporation. The amounts included below represent 50% of the total debt, which has been included in the consolidated financial statements on a proportionate consolidation basis (see Note 3).

	2002	2001

Kazgermunai senior debt	9,072	27,319
Kazgermunai subordinated debt	24,000	22,181
Loan from Government of Kazakhstan	12,159	11,568

	45,231	61,068

     Kazgermunai senior debt

     The senior debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis.

	2002	2001

Principal repaid	17,506	25,000
Interest repaid	1,347	1,659

	18,853	26,659

     Kazgermunai subordinated debt

     The subordinated debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will begin after full repayment of the senior debt.

     Loan from Government of Kazakhstan

     The loan from the Government of Kazakhstan relates to exploration and development work performed by Yuzneftegas, a state owned enterprise that was purchased by Hurricane Kumkol Limited in 1996 and which subsequently had its name changed to OJSC Hurricane Kumkol Munai, on the Akshabulak, Nuraly and Aksai fields prior to the formation of Kazgermunai. The loan bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will begin after full repayment of the senior debt.

     Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full.

     Term facility

     During the year ended December 31, 2001 the Corporation entered into a secured, Term Facility for $60 million. The facility was to be repaid in fifteen equal monthly installments commencing October 2002 and bore interest at LIBOR plus 3.5%. As at December 31, 2002 the Corporation had repaid this facility in full.

     Subsequent to December 31, 2002, the Corporation entered into a new export financing facility (Note 17).

     HOP bonds

     On March 20, 2001 HOP registered 250,000 unsecured bonds (par value $100) in the amount of $25 million with the National Securities Commission of the Republic of Kazakhstan (the “HOP bonds”). The HOP bonds have a three-year maturity, are due on March 31, 2004 and bear a coupon rate of 10% per annum. The HOP bonds are listed on the Kazakh Stock Exchange.

     As at December 31, 2002 134,800 bonds had been issued for consideration of $13.2 million.

     The HOP bonds contain certain covenants including a limitation on indebtedness.

     Subsequent to December 31, 2002, the Corporation issued the remaining HOP bonds (Note 17).

     Repayment

     Principal repayments due for each of the next five years and in total are as follows:

	2002	2003	2004	2005	2006	Thereafter	Total

12% Notes	—	—	—	—	208,210	—	208,210
HOP bonds	—	—	13,162	—	—	—	13,162
Kazgermunai	—	—	—	—	—	45,231	45,231

	—	—	13,162	—	208,210	45,231	266,603

     The Kazgermunai debt does not have fixed repayment terms. On February 3, 2003, the 12% Notes were redeemed in full.

11 SHARE CAPITAL

     The Corporation maintains an incentive stock option plan (“plan”) under which directors, officers and key personnel may be granted options to purchase class A common shares of the Corporation. The Corporation has reserved 8,076,050 class A common shares for issuance upon the exercise of options granted under the terms of the plan (2001 — 8,776,500). The Board of Directors determines the exercise price of each option, provided that no option shall be granted with an exercise price at a discount to market. No compensation expense is recognized in accordance with the Corporation’s accounting policies. The vesting periods established under the Corporation’s stock option plan and the term of the options are set by the board of directors, subject to a maximum term for any option of 10 years. Granted options have a vesting period of 4-5 years, except for options granted to non-executive directors, which vest immediately.

     The Corporation has adopted the recommendations of the Canadian Institute of Chartered Accountants regarding stock based compensation. The Corporation has elected to use the intrinsic value method of accounting for stock options and to disclose the pro forma results of using the fair value method. The new recommendations apply to options granted after January 1, 2002.

	Year	3 months	Year	3 months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2002	2001	2001

Net income
As reported	162,568	45,138	169,340	23,043
Pro forma	160,038	43,216	165,693	20,605
Basic net income per share
As reported	2.01	0.56	2.12	0.29
Pro forma	1.98	0.54	2.08	0.26
Diluted net income per share
As reported	1.93	0.54	2.02	0.27
Pro forma	1.90	0.52	1.98	0.25

     During the third quarter of 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per share. The excess of cost over the book value for the shares purchased was applied to retained earnings.

12 INCOME TAXES

     The Corporation and its subsidiaries are required to file tax returns in each of the jurisdictions in which they operate. The prime operating jurisdiction is Kazakhstan with substantially all income earned in Kazakhstan.

     The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to Hurricane’s income before income taxes. This difference results from the following items:

	Year	3 months	Year	3 months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2002	2001	2001

Statutory Kazakhstan income tax rate	30%	30%	30%	30%
Expected tax expense	79,539	22,503	71,898	8,560
Non-deductible amounts, net	16,230	2,248	7,619	1,130
Lower tax rate for South Kumkol field	—	—	(2,338)	(585)
Reversal of lower tax rate for South Kumkol field	4,726	4,726	—	—
Income tax withheld on joint venture dividend	—	—	2,500	2,500
Future tax recognized	—	—	(11,285)	(6,889)

Income tax expense	100,495	29,477	68,394	4,716

13 NET INCOME PER SHARE

     The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Year	3 months	Year	3 months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2002	2001	2001

Weighted average number of common shares outstanding	80,853,597	80,291,859	79,807,038	80,060,448
Dilution from exercisable options(including convertible securities)	3,346,939	3,280,410	3,842,122	3,880,473
Dilution from Series 5 warrants			—
Diluted number of shares outstanding	84,200,536	83,572,269	83,649,160	83,940,921

     No options were excluded from the calculation of diluted number of shares outstanding for the years ended December 31, 2002 and 2001.

14 FINANCIAL INSTRUMENTS

     The nature of the Corporation’s operation and issuance of long-term debt exposes the Corporation to fluctuations in commodity prices, foreign currency exchange rates, interest rates and credit risk. The Corporation recognizes these risks and manages its operation in a manner such that exposure to these risks is minimized to the extent practical.

     The Corporation’s financial instruments include cash, accounts receivable, all current liabilities and long term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of Kazgermunai debt and HOP bonds approximate their carrying value as they bear interest at market rates. The fair value of 12% Notes is $212.4 million versus the carrying value of $208.2 million.

     Commodity price risk

     The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

Contract			Price
Amount			Ceiling or
(bbls per		Contract	Contracted	Price
month)	Contract Period	Type	Price	Floor

187,500 75,000 112,500 75,000	January 2003 to December 2003 January 2003 to December 2003 January 2003 to December 2003 January 2003 to December 2003	Zero cost collar Zero cost collar Zero cost collar Zero cost collar	29.00 30.00 29.00 29.50	17.00 17.00 18.00 19.00

     For the year ended December 31, 2002, the Corporation had Brent IPE futures contracts in place for 600,000 bbls at a Brent price of $25.27 and 500,000 bbls at a Brent price of $25.22. Through these contracts the Corporation forego revenue of $1.5 million.

15 CASH FLOW INFORMATION

     Changes in non-cash operating working capital items include:

	Year	3 months	Year	3 months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2002	2001	2001

(Increase)/decrease in accounts receivable	(40,144)	(10,524)	(16,573)	2,972
Increase in inventory	(10,583)	(10,176)	(9,138)	(7,911)
(Increase)/decrease in prepaid expenses	(27,275)	7,580	(7,089)	13,050
Increase/(decrease) in accounts payable and accrued liabilities	47,318	17,871	(11,044)	(6,181)
Decrease in prepayments for crude oil and refined products	(3,882)	(7,769)	(4,552)	(2,768)

	(34,566)	(3,018)	(48,396)	(838)

     Change in long-term debt includes:

	Year	3 months	Year	3 months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2002	2001	2001

Proceeds from HOP bonds	—	—	13,227	(78)
(Repayment of)/proceeds from term facility	(16,000)	(16,000)	16,000	16,000
12% Notes repurchased	—	—	(900)	(51)
12% Notes sold, net of discount	17,195	—	14,080	14,080
Repayment of Kazgermunai debt	(18,853)	(18,272)	(26,659)	(1,659)
Repayment of Canadian and US notes	—	—	(24,006)	1,805

	(17,658)	(34,272)	(8,258)	30,097

16 COMMITMENTS AND CONTINGENCIES

     Kazakhstani Environment

     Kazakhstan, as an emerging market, has a business infrastructure that is not as advanced as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks that are not typically associated with those in developed markets.

     The development of instability in the ongoing market transformation process could lead to changes in the fundamental business infrastructure in which the Corporation currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Corporation’s operations.

     Government Taxes and Legislation

     The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations can lead to the imposition of penalties and interest.

     The Corporation through its operating subsidiaries in Kazakhstan, has disputed tax assessments received for the years 1998 through 2001.

     The Corporation has been engaged in two court cases in Kazakhstan pertaining to the disputed assessments for 1998 and 1999. The first involved HOP and was for approximately $8.8 million. HOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. No provision has been made in the consolidated financial statements for this assessment.

     The second case involved HKM and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM has until April 18, 2003 to appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. To date HKM has been unsuccessful in obtaining the Supervisory Commission’s agreement to hear its appeal on the assessed taxes. However, HKM is currently disputing $7.6 million of the $10.5 million related to penalties assessed, as HKM believes there was an incorrect application of the provisions of the tax act. No provision has been made for the disputed penalties. The Corporation has provided for $2.9 million of the $10.5 million in the December 31, 2002 consolidated financial statements. The assessments received for 1998 and 1999 challenged South Kumkol receiving the free economic zone taxation rate of 20% versus the statutory rate of 30% without specifying an amount. As HKM has been unsuccessful in obtaining leave to appeal, it has provided for $4.5 million, which represents the additional taxes due when the 30% statutory rate is applied for South Kumkol from the beginning of 1999 through to the end of 2001. HKM continues to dispute the entire assessment, as it believes the tax stability provisions of its Hydrocarbons Contract establish that HKM is not subject to the assessed taxes.

     The Corporation has provided for an additional $2.2 million of taxes relating to the 1998 and 1999 assessments for the years 2000 and 2001.

     The Corporation, through its operating subsidiaries in Kazakhstan received tax assessments for 2000 and 2001 amounting to $56 million, which have been reduced through negotiations to $45 million (including our 50% share of Turgai Petroleum’s assessments). The Corporation has not provided for these assessments and has filed court cases disputing these assessments. HOP has been successful at the first level of the court system with respect to the entire $12.5 million of its assessment. Turgai has been successful at the first two levels of the court system on the majority of its assessment of $12 million, of which $6 million is our 50% share. The HKM court cases relating to its assessment of $26.5 million commenced in February 2003.

     Capital Expenditures Commitment

     Pursuant to the Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280 million in capital expenditures, investments or other items that may be treated as capital assets of HKM on or before December 31, 2002. These expenditures will be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment is not made within the agreed time period, Hurricane may be required under the terms of the Agreement to pay a penalty of 15% of the amount not invested. As at December 31, 2002, the Corporation believes it has met this commitment. The expenditures and commitments remain subject to audit and certification by the Government of Kazakhstan, under the terms of the Share Sale-Purchase Agreement.

     In addition the Corporation has assumed the rights and obligations under the HOP privatization agreement, whereby the Government of Kazakhstan privatized HOP. Under this agreement, the Corporation is required to invest, or cause HOP to invest, the tenge equivalent of $150 million in capital expenditures or investments by December 31, 2001.

     As of December 31, 2002, the Corporation believes it has met this commitment. The Government of Kazakhstan is disputing the Corporation’s assertion that it has met its commitment with respect to HOP. The Corporation is currently engaged in discussions with representatives of the Government of Kazakhstan concerning the level of capital expenditures or commitments made as at December 31, 2001. If it is established that the Corporation has not met its commitment within the agreed time frame, the Corporation may be required, under the terms of the agreement, to pay a penalty of 15% of the amount not invested.

     Legal Proceedings

     The Corporation and its subsidiary HKM are Claimants in Arbitration Proceedings being conducted under the auspices of the International Court of Arbitration of the International Chamber of Commerce, in Paris, France. The Corporation and HKM are claiming damages in the amount of $31.5 million. The Corporation contends that the Defendants, EEG-Erdgas Erdol Gmbh and RWE-DEA AG (the joint venture partners of HKM in the joint venture Kazgermunai LLP) have acted in breach of the Foundation Agreement of the Kazgermunai LLP and certain other related agreements. No amount has been recorded in the consolidated financial statements as at December 31, 2002.

     The Corporation had been named as defendant in a claim filed by a company alleging it was retained under a consulting contract since January 17, 1997 until services were suspended in May 1999. The liquidated principal amount claimed was, in aggregate, $6.6 million and an additional unspecified amount was claimed as an alleged penalty provision, with the total claim not to exceed $35 million. The arbitration decision has been received and the Corporation has paid $7.1 million for full settlement of the claim.

     The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2002.

     The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2002.

     Excess Profit Tax

     The Corporation through its subsidiary HKM and joint venture Turgai is subject to excess profit tax under the terms of the Hydrocarbon Exploration and Production contracts they have for oil and gas production. The contracts are specific to each field.

     Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for HKM and from 0% to 50% for Turgai. The Corporation did not incur excess profits tax in 2002; it may be subject to excess profit tax for the year ended December 31, 2003 and subsequent years in certain of its fields.

     Environmental matters

     Extensive national, regional and local environmental laws and regulations in Kazakhstan affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations.

     The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely effect the Corporation’s operations.

17 SUBSEQUENT EVENTS

     Redemption of 12% Notes

     On February 3, 2003 the Corporation redeemed all $208,210,000 of its outstanding 12% Notes due in 2006. The Notes were redeemed for an aggregate redemption price of $212,374,200, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12,492,600, for a total of $224,866,800. The deferred charges of $1.4 million recorded as at December 31, 2002 will be written off upon redemption.

     New Financing Arrangements

     On January 2, 2003, HKM entered into a secured $225 million facility agreement. HKM has drawn down $190 million under this facility. This facility will be repaid in 42 equal installments commencing in July 2003. The facility bears interest at a rate of LIBOR plus 3.25% per annum.

     On February 12, 2003, Hurricane Finance B.V., a wholly owned subsidiary of HKM and a special purpose entity, issued a US$125 million 9.625% Notes due February 12, 2010. The Notes are unconditionally guaranteed by the Corporation, HKM and HOP.

     HOP Bonds

     On February 13, 2003, HOP issued the remaining 115,200 Bonds (par value $100) for consideration of $11.4 million.

     -0-                                                 03/04/2003

     /For further information: Nicholas H. Gay, Senior Vice President Finance and CFO, 44 (1753) 410-020, Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658/
     (HHL. HHL HHL.DB.U.)

CO: Hurricane Hydrocarbons Ltd.
ST: Alberta
IN: OIL
SU: ERN